                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Mariner Health Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    698940103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Patrick H. Daugherty, Esq.                              With a copy to:
Highland Capital Management, L.P.                       W. Scott Wallace, Esq.
       Two Galleria Tower                               Haynes and Boone, LLP
   13455 Noel Road, Suite 1300                       901 Main Street, Suite 3100
       Dallas, Texas 75240                               Dallas, Texas 75202
         (972) 628-4100                                     (214) 651-5587
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                  May 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 2 of 11
-------------------                                                 ------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Highland Capital Management, L.P., a Delaware limited partnership
                      75-2716725
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                  97,580
                              --------------------------------------------------
                                   8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
                              --------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                                97,580
                              --------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                                   0
--------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                       1,288,263
--------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                        [ ]

                                       N/A
--------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       6.4%(1)
--------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on a total of 20,000,000 shares of Common Stock outstanding on May 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 3 of 11
-------------------                                                 ------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bermuda
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                  1,113,010
                              --------------------------------------------------
                                   8      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 0
                              --------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER
            EACH
          REPORTING                                1,113,010
                              --------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
           PERSON
            WITH                                   0
--------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                       1,288,263
--------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                        [ ]

                                       N/A
--------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       6.4%(1)
--------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
--------------------------------------------------------------------------------

(1) Based on a total of 20,000,000 shares of Common Stock outstanding on May 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 4 of 11
-------------------                                                 ------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Prospect Street High Income Portfolio Inc., a Maryland corporation
                       04-3028343
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Maryland
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   77,673
                              --------------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                              --------------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  77,673
                              --------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          1,288,263
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          6.4%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          CO
--------------------------------------------------------------------------------

(1) Based on a total of 20,000,000 shares of Common Stock outstanding on May 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 5 of 11
-------------------                                                 ------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Patrick H. Daugherty

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   0
                              --------------------------------------------------
                                      8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
                              --------------------------------------------------
                                      9      SOLE DISPOSITIVE POWER
              EACH
           REPORTING                                  0
                              --------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
             PERSON
              WITH                                    0
--------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          1,288,263
--------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
--------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          6.4%(1)
--------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          IN
--------------------------------------------------------------------------------

(1) Based on a total of 20,000,000 shares of Common Stock outstanding on May 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 6 of 11
-------------------                                                 ------------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Mariner Health Care, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The names of the persons filing this Statement (the "Filing Persons") are Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("Prospect"), and Patrick H. Daugherty ("Mr. Daugherty"). The Filing Persons have entered into a Joint Filing Agreement, dated as of May 23, 2002, a copy of which is attached hereto.

         (b) The principal business address of Highland Capital, Crusader, Prospect and Mr. Daugherty is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

         (c) This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Prospect and Mr. Daugherty. The general partner of Crusader is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation ("Strand"). The directors and officers of Strand and Prospect are listed on Appendix 1 hereto. Mr. Daugherty is a portfolio manager and general counsel of Highland, and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

         The principal business of Highland Capital, Crusader and Prospect is purchasing and holding securities for investment purposes. The principal business of Strand is serving as the general partner of Highland Capital. Mr. Daugherty's principal business is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of each director and officer of Prospect and Strand is provided on Appendix 1 hereto.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Crusader is a citizen of Bermuda; Highland Capital is a citizen of Delaware; Prospect is a citizen of Maryland; and Mr. Daugherty is a citizen of the United States. The citizenship of each of the persons on Appendix 1 hereto is as indicated on Appendix 1.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 7 of 11
-------------------                                                 ------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Commencing in March 1988 and to February 2002, Highland Capital, Crusader and Prospect have been acquiring in the ordinary course of business in secondary market transactions interests in bank loans (the "Loans") made to the Mariner Post-Acute Network, Inc. ("MPAN") and Mariner Health Group, Inc. ("MHG"), a wholly owned subsidiary of MPAN. Interests in the Loans were acquired with working capital of Highland Capital, Crusader and Prospect. On January 18, 2000, MPAN and MHG each filed voluntary petitions with the U.S. Bankruptcy Court for the District of Delaware to reorganize their respective capital structures under Chapter 11 of the US Bankruptcy Code. On November 30, 2001, the Debtors filed a Joint Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. On December 14, 2001, and again on February 1, 2002, the Debtors filed Amended Joint Plans of Reorganization and Disclosure Statements. On April 3, 2002, the U.S. Bankruptcy Court for the District of Delaware entered an order approving the Debtors' Second Amended Joint Plan of Reorganization, dated February 1, 2002, as modified on March 25, 2002 for confirmation, under Chapter 11 of the Bankruptcy Code (as amended, the "Plan"). Pursuant to certain provisions of the Plan, upon the effective date of the Plan, MPAN would change its name to "Mariner Health Care, Inc." and all claims against both MPAN and MGH would be retired upon issuance of Common Stock, new notes and cash consideration. On May 13, 2002, the effective date of the Plan, MPAN and MHG emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Pursuant to the Plan and as of May 13, 2002, Highland Capital, Crusader and Prospect acquired an aggregate of 1,263,263 shares of Common Stock. In addition, Highland Capital acquired beneficial ownership of stock options to purchase 25,000 shares of Common Stock (the "Options"). The Options were granted under the Issuer's 2002 Stock Incentive Plan to Mr. Daugherty, a portfolio manager and general counsel for Highland Capital. Mr. Daugherty and Highland Capital have an understanding pursuant to which Mr. Daugherty holds the Options for the benefit of Highland Capital. None of the Filing Persons has acquired any voting securities of the Issuer outside of bankruptcy.

         None of the individuals listed in Item 2 herein has contributed any funds or other consideration towards the acquisition of the securities of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

         The foregoing acquisitions were made for investment purposes. None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Item 2 hereto, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs
(a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. A director of the Issuer, Mr. Daugherty, is employed by Highland Capital and is a portfolio manager and the general counsel thereof. In his capacity as director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, business or corporate structure.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Persons may also acquire additional shares, or sell

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 8 of 11
-------------------                                                 ------------

all or part of their shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. To the knowledge of each Filing Person, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Plan, the outstanding pre-Chapter 11 Common Stock and preferred stock was canceled and upon implementation of the Plan, the Issuer was to issue up to 20,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions. Based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, there were 20,000,000 shares of Common Stock outstanding as of May 13, 2002.

                  Pursuant to provisions of the Exchange Act and in accordance with that certain Joint Filing Agreement, entered into by and among Highland Capital, Crusader, Prospect and Mr. Daugherty dated as of May 23, 2002 (attached hereto as Exhibit 1 and incorporated herein by reference), each of Highland Capital, Crusader, Prospect and Mr. Daugherty may be deemed to beneficially own 1,288,263 shares of Common Stock (which is approximately 6.4% of the shares of Common Stock outstanding on May 13, 2002).

         (b)                                                Sole         Shared                Sole          Shared
                                                           Voting        Voting             Dispositive    Dispositive
                                                           Power         Power                 Power          Power
                                                           ------        ------             -----------    -----------
   Highland Capital Management, L.P.                         97,580         0                    97,580         0
   Highland Crusader Offshore Partners, L.P.              1,113,010         0                 1,113,010         0
   Prospect Street High Income Portfolio Inc.                77,673         0                    77,673         0
   Patrick H. Daugherty(1)                                        0         0                         0         0

----------

(1) Because of the relationships described herein, Mr. Daugherty may be deemed the indirect beneficial owner of all the shares described in the table above. Mr. Daugherty disclaims beneficial ownership of all such shares.

         (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the Issuer's 2002 Stock Incentive Plan, Options to purchase 25,000 shares of Common Stock were granted to Patrick H. Daugherty, a portfolio manager and general counsel for Highland Capital, who is a member of the new board of directors of the Issuer appointed pursuant to the Plan. Mr. Daugherty and Highland Capital have an understanding pursuant to which Mr. Daugherty holds the Options for the benefit of Highland Capital.

-------------------                                                 ------------
CUSIP No. 698940103                                                 Page 9 of 11
-------------------                                                 ------------

         Except as described herein, none of the Filing Persons or, to the knowledge of each Filing Person, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated as of May 23, 2002, entered into by and among Highland Capital, Crusader, Prospect and Mr. Daugherty.

         Exhibit 2. Second Amended Joint Plan of Reorganization for Mariner Post-Acute Network, Inc., Mariner Health Group, Inc., and their respective Debtor Affiliates, dated February 1, 2002 (as modified on March 25, 2002 for Confirmation) (incorporated herein by reference to Exhibit 2.1 to Issuer's Form 8-K filed on April 17, 2002).

         Exhibit 3. Findings of Fact, Conclusions of Law and Order Confirming Debtors' Joint Plan or Reorganization, as signed by the United States Bankruptcy Court for the District of Delaware on April 3, 2002 and entered on the docket of the United States Bankruptcy Court for the District of Delaware in the Chapter 11 Cases of MPAN and its affiliates (other than MHG and its affiliates) on April 3, 2002 (incorporated herein by reference to Exhibit 2.2 to Issuer's Form 8-K filed on April 17, 2002).

         Exhibit 4. Findings of Fact, Conclusions of Law and Order Confirming Debtors' Joint Plan or Reorganization, as signed by the United States Bankruptcy Court for the District of Delaware on April 3, 2002 and entered on the docket of the United States Bankruptcy Court for the District of Delaware in the Chapter 11 Cases of MHG and its affiliates (other than MPAN and its affiliates) on April 3, 2002 (incorporated herein by reference to Exhibit 2.3 to Issuer's Form 8-K filed on April 17, 2002).

         Exhibit 5. Transition Report on Form 10-K for the Transition Period from October 1, 2001 to December 31, 2001, filed by Mariner Post-Acute Network, Inc. with the Securities and Exchange Commission on March 21, 2002.

-------------------                                                -------------
CUSIP No. 698940103                                                Page 10 of 11
-------------------                                                -------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 23, 2002

                                       HIGHLAND CAPITAL MANAGEMENT, L.P.

                                       By:  Strand Advisors, Inc., its general
                                            partner


                                            By:    /s/ James Dondero
                                                   -----------------------------
                                            Name:  James Dondero
                                            Title: President


                                       HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                                       By:  Highland Capital Management, L.P.,
                                            its general partner
                                       By:  Strand Advisors, Inc., its general
                                            partner


                                            By:    /s/ James Dondero
                                                   -----------------------------
                                            Name:  James Dondero
                                            Title: President


                                       PROSPECT STREET HIGH INCOME PORTFOLIO
                                       INC.


                                       By:    /s/ James Dondero
                                              ----------------------------------
                                       Name:  James Dondero
                                       Title: President




                                       /s/ Patrick H. Daugherty
                                       -----------------------------------------
                                       PATRICK H. DAUGHERTY

-------------------                                                -------------
CUSIP No. 698940103                                                Page 11 of 11
-------------------                                                -------------

                                   APPENDIX 1

         The name of each director and officer of Prospect Street High Income Portfolio, Inc. and Strand Advisors, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

                                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                      NAME                                        AND BUSINESS ADDRESS (IF APPLICABLE)
                      ----                                     ------------------------------------------
PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
R. Joseph Daugherty                                   Senior Vice President and Secretary
Timothy Hui, Director                                 Director of Learning Resources of the Pennsylvania Biblical
                                                            University, 48 Willow Green Drive, Churchville, PA 18966.
Scott Kavanaugh, Director                             Director, Executive Vice President and Treasurer of Commercial
                                                            Capital, One Venture, Ste. 300, E. Irvine, CA 92618.
James Leary, Director                                 Managing Director of Benefit Capital, 2006 Peakwood Drive,
                                                            Garland, Texas 75044.
Bryan Ward, Director                                  Special Projects Advisor and Information Technology Consultant
                                                            for Accenture, 3625 Rosedale, Dallas, Texas 75205.

STRAND ADVISORS, INC.

James Dondero, Director                               President
Mark Okada                                            Executive Vice President
Louis Koven                                           Secretary of Strand and Chief Financial Officer of Highland
                                                            Capital

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
1.                Joint Filing Agreement, dated as of May 23, 2002, entered into by and among Highland Capital, Crusader, Prospect and Mr.
                  Daugherty.

2.                Second Amended Joint Plan of Reorganization for Mariner
                  Post-Acute Network, Inc., Mariner Health Group, Inc., and their respective Debtor Affiliates, dated February 1, 2002 (as modified on March 25, 2002 for Confirmation) (incorporated herein by reference to Exhibit 2.1 to Issuer's Form 8-K filed on April 17, 2002).

3.                Findings of Fact, Conclusions of Law and Order Confirming
                  Debtors' Joint Plan or Reorganization, as signed by the United
                  States Bankruptcy Court for the District of Delaware on April
                  3, 2002 and entered on the docket of the United States
                  Bankruptcy Court for the District of Delaware in the Chapter
                  11 Cases of MPAN and its affiliates (other than MHG and its affiliates) on April 3, 2002 (incorporated herein by reference to Exhibit 2.2 to Issuer's Form 8-K filed on April 17, 2002).

4.                Findings of Fact, Conclusions of Law and Order Confirming
                  Debtors' Joint Plan or Reorganization, as signed by the United
                  States Bankruptcy Court for the District of Delaware on April
                  3, 2002 and entered on the docket of the United States
                  Bankruptcy Court for the District of Delaware in the Chapter
                  11 Cases of MHG and its affiliates (other than MPAN and its affiliates) on April 3, 2002 (incorporated herein by reference to Exhibit 2.3 to Issuer's Form 8-K filed on April 17, 2002).

5.                Transition Report on Form 10-K for the Transition Period from
                  October 1, 2001 to December 31, 2001, filed by Mariner
                  Post-Acute Network, Inc. with the Securities and Exchange
                  Commission on March 21, 2002.